INVEST IN **PROOF IN RECOVERY**

Digital therapeutics and remote patient monitoring for substance use disorders

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Proof In Recovery
Become an early owner
of an exciting new startup tackling substance use and eating disorders!
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Improve Care
Prove Outcomes
Reduce Costs
Welcome to pira. We help you manage you care.

proofinrecovery.com Chicago IL

Software Technology Analytics B2B Saas

LEAD INVESTOR



Conor Murphy

Proof in Recovery is an excellent blend of impact on vulnerable individuals suffering from addiction, innovation of novel approaches to facilitate recovery, and a truly remarkable founding team. I couldn't be more excited about their longterm success, especially considering the huge demands recent events have placed on our mental health infrastructure. Blended therapeutic modalities like those proposed by the team could very well be the only scalable solution to mental health moving forward.

Invested $15,000 this round

Highlights

1. Help improve treatment & recovery for friends and family
2. 1st place: NIDA's patient journey challenge
3. $925M revenue opportunity (not guaranteed)

Our Team



Zachary Ratliff Tech & Data Guru

I walked away from a successful healthcare/actuarial consulting career to build a platform that could help people like my parents who struggled with addiction.



Zachary Ratliff Tech & Data Guru

I walked away from a successful healthcare/actuarial consulting career to build a platform that could help people like my parents who struggled with addiction.

Over four million Americans are treated annually for substance use and eating disorders. This figure represents about a fifth of the people that should be seeking treatment. For myself, Zachary Ratliff, it is important because my father died due to complications directly related to his opioid use related to his chronic pain. He deserved better.



Deana Wilson Administrative Ninja

Market CEO of a treatment program with over 10 years of experience in facility operations



Chris Schneider Clinical Genius

CEO & Founder of Integrated Mind Institute and Associate Professor – SLU School of Psychiatry &



Neurology

Revolutionary Digital Treatment Tools


Proof in Recovery
Digital therapeutics & remote patient monitoring for substance use disorder treatment
Confidential and proprietary
Assessments
Suboxone
Suboxone - 5/29

Proof in Recovery is creating digital therapeutics to empower patients during treatment and remote patient monitoring to provide clinicians with the data to make informed care decisions. This technology platform is the foundation for the treatment experience our friends, family, and patients deserve.


Proof in Recovery
We envision a healthcare system where patients are at the center of care, quality dictates provider reimbursements, and treatment is driven by empirical data
1

Our mission at Proof in Recovery is to work with providers to improve care, prove outcomes, and reduce the cost of care. We believe the patient-clinician relationship is fundamental. That's why we're giving the patient and their clinician the tools to effectively work together in treating their condition to ensure long-term success because the status quo isn't working.


A deeply painful, widespread problem
US drug-involved overdose deaths
Total
Female
Male
70,630
80,000
60,000
40,000
20,000
0
Due to the pandemic, the estimated



Zachary's father overdosed 2003
$40.1B in treatment costs for 2022 could well be exceed.
2

We have heard about how bad the drug epidemic is for so long it is almost difficult to believe that it has been getting worse. Since Zachary, our CEO, lost his father in 2003, we have seen overdoses deaths nearly triple.



Providers lack resources
Time to reinforce care is a luxury clinicians simply don't have; once a patient moves to a lower level of care, providers don't have time to provide patient support
Data in the substance use and eating disorder treatment space is sparce whether it's diagnostic to inform care, treatment efficacy, or long-term outcomes.
3

With the cost of poor care so tragic, one would think providers would in this space would have the best technology to treat their patients and clients. That simply isn't the case. Within a given healthcare facility, staff and clinicians utilize multiple (5+!) technologies that fail to share data or meet the demands of their users. These "solutions" were created to tackle one specific legal mandate or another, not support staff in their daily routines. Patients are left unsupported between clinical sessions, while moving between levels of care, and while in recovery. Our patients and frontline healthcare workers deserve better.



Clinical platform to inform treatment, reinforce care, & support patients
Remote monitoring software has poor patient engagement and digital therapeutics adoption has been slow
Provide support & rewards to drive patient engagement
Remote patient monitoring
A platforms that meets the needs of both patients and providers.
Digital therapeutics
Provide operational streamlining to increase adoption
Google, Lyft, and AirBNB have changed the world with platform technologies; it's healthcare's turn
4

The Proof in Recovery platform was designed by industry professionals for industry professionals. There are two distinct platform components working together to improve care, prove outcomes, and reduce costs.



Our digital therapeutic process
Urges
Suicidality
Self Harm
Restriction
Calorie Counting
Resources
Practice Skill Modules
Psychoeducational Modules
Support
Support Contacts
Alumni Groups


Teach patients how to record and respond to urges in order to identify triggers and effective coping mechanisms
Reinforce clinical treatment with psychoeducational and practice skill modules to make the most out of therapeutic sessions
Support patients during recovery with social tools to maintain motivation and promote treatment pan adherence
5

First, the free patient Proof in Recovery Application (pira) that unlocks new features as a patient progresses through care to ensure their attention is focused on what's most important at each stage of their treatment and recovery.


Analyzed, prioritized, and easy to use patient data
Clinical assessment data and patient observations are all clinicians currently have available to understand patient risk
Urge and skill data will provide insights into treatment efficacy and updated patient risk allowing clinicians to individualize care
Passive phone data will drive patient monitoring, interventions with at risk patients, and long-term outcome studies
Assessments
6

Second, a licensed provider web portal that has unique user views (clinical, administrative, and leadership) designed to focus on the most important data and tasks to that specific user's role within their organization at that specific time.


Patients are comfortable with proven technology
1998 Perdue spends $207M marketing Oxycontin
2010 President Obama sign the Affordable Care Act
2020 post COVID-19, 83% of patients to use telemedicine
Unprecedented clinician burn-out due to surge in service demand and staff leaving for telemedicine
2007 the first iPhone released
2019 US surpasses 70% smartphone adoption
Overdoses up 30% in 2020
7

When apple released the first iPhone, people began carrying around a powerful computer with numerous sensors in their pocket which set the stage for the technology for the Proof in Recovery Application (pira). The monetization piece would be created a few years later with the passing of the Affordable Care Act which began the US healthcare system on a path from fee-for-service to value-based-care contracting. This new payment model requires healthcare providers to integrate themselves into the lives of their patients to be successful in changing chronic conditions. The pandemic sped up the adoption of telehealth and patients are comfortable with healthcare technology in their daily lives. This creates an incredible opportunity to meet patients where they are in life which is great news for substance use and eating disorder treatment providers as they can have patients practice what they learn in treatment at home and providers can finally get the long term outcomes through passive data to prove the quality of their care. This also means those healthcare providers can be financially

rewarded for keeping people healthy, rather than being only being financially rewarded when a patient relapses.


Business model
$100 monthly license for each clinical and administrative user
Free life-long patient app to keep patients healthy and collect long-term outcome data
Support
Support Contacts
Jane Doe 2
Jane Doe 3
Chat
Alumni Groups
Example Recovery
Facilitate and monetize value-based care contracts with superior data and patient engagement
8

In order to prove a treatment provider is successful we're going to need a lot of data and a lot of providers in our "data network." To accomplish this we're going to keep our provider license cost effective and streamline administrative operations. We're also going to build aftercare communities to keep patients engaged and give patients access to the digitized therapeutics they practiced in treatment free for life. This will allow Proof in Recovery to facilitate and monetize value-based care contracts and offer quality improvement services for the healthcare providers using our software.


4 million Americans treated annually
$82.6B projected 2022 substance use disorder treatment spend
$925M Value Based Care facilitation revenue opportunity
$191M estimated repeatable licensing revenue opportunity
$32.5M combined revenue opportunity in 5th year
9

Roughly four million people are treated annually for substance use and eating disorders despite 75% of those suffering not seeking treatment. This untreated patient population coupled with the opportunity to get paid by insurance companies to keep their members that have already gone through treatment healthy and out of inpatient facilities and emergency rooms will grow this market opportunity to more than a billion dollars.


Competitive Landscape
Proof in Recovery
Data
Treatment
Support
Proof in Recovery
Bright Therapeutics
Mirah
My Strength
Owl Insights
Pear Therapeutics
WeConnect Recovery
Multiple assessments
Passive phone data
Care modules
Learning modules
Lifetime support
Monetary rewards


Urge tracking
Urge responses
Social support
10

The competition and funding in this space prove the need and market for substance use and eating disorder digital solutions. What separates Proof in Recovery is our deep understanding of the unique pain points impacting each stakeholder in the treatment process (as demonstrated by our award winning patient journey) and our recognition of the opportunities that are created when the goals and actions of these participants are aligned. For robust usage, patients need this platform to fit seamlessly in their changing lives as they learn to manage their disease. Clinicians need it to claw back time they've lost to electronic health records. Treatment facility owners need it to drive revenue and reduce costs due to a history of poor reimbursements from insurers. Insurance carriers need data to identify quality treatment providers so they can forgo costly episodes of care. Aligning the disparate needs of these stakeholders will allow us to grow our business while reducing the overall cost of care.


Quick wins with automation, then create a patient network effect
Year 1 – Residential treatment centers, 25% of licenses
Make purchasing decision easy by streamlining intake & UR with data already being collected
Year 2 – Outpatient & private practices, 50% of licenses
Create patient network effect with freemium license for first patient and self-service portal
Complex providers, 25% of licenses
use data advantage in fragmented market to become preferred quality improvement data solution
Proof in Recovery
11

To grow rapidly we're going to partner with small and midsize facilities where our platform can streamline onboarding to offset the cost of care and ownership has the autonomy to make purchasing decisions quickly. Clinical software rarely sees a network effect, but by giving our patients a free lifetime license we expect them to share it with the clinicians at lower levels of care. We will allow these clinicians to have a freemium license for their first patient so they are starting the sales process for us when they want to expand their license to cover all of their patients. Growing quickly with smaller providers will give us enough data for credible studies to share with larger and more complex organizations.


Immersed in the treatment community
Numerous provider relationships and apha/beta testing commitments
Integrative Mind Institute
Summit Estate
From volunteering on industry boards to speaking at conferences, Proof in Recovery provides thought leadership to the treatment community
Avea
ATAC
ANAD
Combining payor & FDA experience to ensure success
14

Our Proof in Recovery team uniquely understands what motivates the patients,

clinicians, administrative, and payor stakeholders because we are those stakeholders. These have been our daily pain points and our colleagues who are waiting to pilot our software and become our customers have helped refine our product each step of the way.


Payor, clinical, and operational experts with personal ties
Healthcare actuarial, strategy, and analytics consultant
CEO
Zachary Ratliff
Founded Integrated Mind Institute outpatient practice
CCO
Christine Schneider
PHD, LCSW
Market Chief Executive Officer Texas Behavior Health
COO
Deana Wilson
MBA
12

Zachary, our CEO, is passionate about substance use disorder treatment due to the loss of his father to an opioid addiction and experiences supporting several close friends during treatment for addiction. It was through one such episode that he met Deana and Christine. Together they recognized Zachary's analytics and technology expertise could be combined with Deana's deep operational understanding and Christine's robust treatment knowledge to create a successful clinical platform.

Not surprisingly, the team bonded quickly. Deana and Christine already developed mutual trust and respect during the two years they ran an eating disorder residential treatment center. True entrepreneurs, they have also successfully launched a startup residential treatment center and an outpatient practice respectively.


Industry investor's opinions
"Zach, Deana and Chris have designed a platform that will ultimately have a huge impact within the Behavioral Health Industry. The thought that has gone into the data model and how it will impact patients is unparalleled. People are the most important asset in a company and when you overlay that with a business built around data and a mission to help people... I really believe that Proof in Recovery is going to be an incredible success."
Ben Dittman
Avea Solutions
CEO & Founder
"Zach and the clinical team have co-created the PIR APP and it is ready for the technical build. This APP is needed now more than ever - combining patient, clinician and care modalities for the best possible coordinated care."
Michael Hunn
The Hunn Group
CEO & Founder
"Zach is a very smart, very dedicated and together with Deana and Chris has found a way to target a much needed service in the field of addiction (tracking a client's actual recovery), in a unique way."
Joan Borsten
Summit Estate Recovery
Executive Director
13

The team also recognizes the need to surround themselves with experienced investors and advisors. Our deep industry ties set us up to succeed. We've worked with providers and industry leaders to select crucial features and ideal alpha and beta testers. Our industry network relationships and payor access will allow us to scale quickly as we refine our product offering.


$2.5M rolling raise for 18-24 month runway
Currently raising $500K to build and validate clinical platform


with Further Faster and Z1 from private investors and the National Institute of Drug Abuse grants
Expand team focusing on hires with deeps technical skills to expand therapeutic offerings, build self-service sales platform, and develop AI driven interventions based on assessment, urge, skill usage, and passive phone data
15

$150,000 in equity crowdfunding will finalize our $500,000 raise ensures we will have the funds needed to build our minimal viable product with our developer, Z1 and hire a CTO to continue our development efforts. Getting this software in front of providers and patients will take 16-18 weeks and we couldn't be more excited. This is the platform our family, friends, and patients deserve. Join us in making it a reality!

Thank you, stay well


Have an urge?
Suboxone

Email: ZacharyQRatliff@ProofinRecovery.com